CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2009 AND 2008
AND FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Continental Minerals Corporation

We have audited the accompanying consolidated balance sheets of Continental Minerals Corporation ("the Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, deficit, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles. Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 6, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

May 6, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2009	2008

Assets

Current assets
Cash and cash equivalents	$23,768,879	$15,263,682
Amounts receivable	211,311	477,585
Amounts due from related parties (note 9)	284,713	556,426
Prepaid expenses and deposits	227,871	416,401
	24,492,774	16,714,094

Mineral property interests (note 5)	112,327,309	113,162,309
Property and equipment (note 7)	217,227	422,587
Investments (note 4)	1	1
	$137,037,311	$130,298,991

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$3,500,045	$5,950,065
Amounts due to related parties (note 9)	554,931	202,984
Current portion of long-term payable (note 5)	525,500	609,000
	4,580,476	6,762,049

Long-term payable (note 5)	–	609,000
Future income tax liabilities (note 11)	27,670,000	32,638,000

Shareholders' equity
Share capital (note 8(b))	198,614,791	175,044,539
Contributed surplus (note 8(e))	11,632,553	9,517,334
Deficit	(105,460,509)	(94,271,931)
	104,786,835	90,289,942
Continuing operations and going concern (note 1)
Commitments (note 13)
Subsequent event (note 14)
	$137,037,311	$130,298,991

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ David J. Copeland	/s/ Rene G. Carrier

David J. Copeland	Rene G. Carrier
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars except for number of shares)

	Years ended December 31
	2009	2008	2007
Expenses
Amortization	$74,466	$60,906	$6,272
Exploration and development (note 6)	7,768,135	14,977,053	16,170,355
Exploration - stock-based compensation (notes 6 and 8(d))	973,985	527,431	205,162
Insurance	146,204	145,892	164,075
Interest expense	–	–	309,045
Interest income	(72,209)	(657,929)	(858,891)
Legal, accounting and audit	934,805	925,466	533,765
Loss on extinguishment of promissory note	–	–	475,000
Office and administration	3,566,535	3,410,716	2,080,201
Operations and administration - stock-based compensation (note 8(d))	1,926,475	1,404,818	2,336,326
Shareholder communications	187,741	266,953	387,122
Travel and conference	387,484	798,118	1,511,724
Trust and filing	70,361	85,500	103,457
Loss before the following:	15,963,982	21,944,924	23,423,613
Foreign exchange loss (gain) related to future income tax	(4,757,789)	8,158,000	(2,416,737)
Other foreign exchange loss (gain)	(17,615)	450,653	428,579
Loss and comprehensive loss for the year	$11,188,578	$30,553,577	$21,435,455

Basic and diluted loss per share	$(0.08)	$(0.24)	$(0.18)

Weighted average number of common shares outstanding	133,947,002	129,053,041	116,675,784

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2009	2008	2007
Deficit, beginning of year	$(94,271,931)	$(63,718,354)	$(42,282,899)
Loss for the year	(11,188,578)	(30,553,577)	(21,435,455)
Deficit, end of year	$(105,460,509)	$(94,271,931)	$(63,718,354)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
Cash provided by (used for)	2009	2008	2007

Operating activities
Loss for the year	$(11,188,578)	$(30,553,577)	$(21,435,455)
Items not involving cash
Amortization	214,204	272,383	269,222
Debt interest paid by issuance of common shares	–	–	156,274
Foreign exchange loss (gain)	(4,921,550)	8,506,900	(2,905,000)
Loss on extinguishment of convertible promissory note	–	–	475,000
Stock-based compensation	2,900,460	1,932,249	2,541,488
Changes in non-cash operating working capital
Amounts receivable	266,274	(265,721)	15,734
Prepaid expenses	188,530	252,006	(500,329)
Accounts payable and accrued liabilities	(2,450,020)	4,037,915	(1,669,000)
Due (to) from related parties	623,660	(698,862)	988,475
Cash used for operating activities	(14,367,020)	(16,516,707)	(22,063,591)

Investing activities
Acquisition of property and equipment	(8,844)	(146,690)	(294,175)
Cash used for investing activities	(8,844)	(146,690)	(294,175)

Financing activities
Principal payments on long-term payable	(528,950)	(1,113,500)	–
Issuance of share capital for cash from private placement	25,000,000	–	50,075,001
Issuance of share capital for cash through exercise of options	205,863	–	356,200
Issuance of share capital for cash through exercise of warrants	–	–	18,000,000
Share capital issue costs	(1,795,852)	–	(1,249,658)
Repayment of convertible promissory note (note 8(b)(i))	–	–	(12,075,000)
Repayment from related party	–	–	(1,500,000)
Cash provided by (used for) financing activities	22,881,061	(1,113,500)	53,606,543

Increase (decrease) in cash and cash equivalents	8,505,197	(17,776,897)	31,248,777
Cash and cash equivalents, beginning of year	15,263,682	33,040,579	1,791,802

Cash and cash equivalents, end of year	$23,768,879	$15,263,682	$33,040,579

Components of cash and cash equivalents are as follows:
Cash	$15,713,532	$3,379,695	$19,291,814
Government treasury bills	8,055,347	11,883,987	13,748,765
	$23,768,879	$15,263,682	$33,040,579

Supplementary information
Interest paid	$–	$–	$152,651

Non-cash financing and investing activities
Fair value of stock options transferred from contributed surplus to share
capital on options exercised	$160,241	$–	$285,094
Shares issued for interest payment on convertible promissory note	$–	$–	$156,274

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

1.	CONTINUING OPERATIONS AND GOING CONCERN

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties.

The Company is in the process of developing its Xietongmen Project located in Tibet, in the People's Republic of China (the "PRC"). The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are dependent upon the existence of economically recoverable mineral reserves, receipt of appropriate permits, the ability of the Company to obtain the necessary financing to complete the development of the project, and the future profitable production from, or the proceeds from the disposition of, this project.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. As at December 31, 2009 the Company had net working capital of approximately $20 million (2008 – $10 million) and continues to incur exploration and development expenditures related to the Xietongmen Project. The Company has not yet produced any revenue and has incurred recurring losses since inception. At December 31, 2009, the Company had approximately $24 million (2008 – $15 million) in cash and cash equivalents.

Management recognizes that the Company will need to generate additional financing in order to meet its planned business objectives. There is no assurance that the Company will be able to raise these additional financial resources. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration and development activities.

2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

All material intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Mineral property interests

Exploration and development expenditures incurred prior to the determination of the feasibility of mining operations, a positive construction and production decision, and the securing of appropriate financing, are expensed as incurred.

Exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, a positive construction and production decision, and the securing of appropriate financing, are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Option payments, until such time as the option is exercised or an interest in the property is earned, are expensed as incurred.

Mineral property acquisition costs subsequent to exercising the option or earning an interest in the property are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred.

Administrative expenditures are expensed in the period incurred.

(d)	Property and equipment

Property and equipment are primarily used in the Company's exploration activities and are stated at cost less accumulated amortization. Amortization of equipment related to the Company's exploration activities is included within exploration expenses. Amortization of equipment not specifically related to the Company's exploration activities is included in the consolidated statements of operations. Amortization is provided on a straight-line basis at various rates ranging from 10% to 50% per annum representing the estimated useful lives of the related equipment.

(e)	Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at their quoted market price on the date the agreement to issue the shares was reached and announced for business combinations, and the date of issuance for other non-monetary transactions.

(f)	Stock-based compensation

The Company has a share purchase option plan, which is described in note 8(d). All stock-based payments are accounted for using a fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(g)	Foreign currency translation

All of the Company's foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars ("CAD") at exchange rates in effect at the balance sheet date. Non- monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses are translated at the rates in effect at the date of transaction. Gains or losses on translation are recorded in the consolidated statement of operations.

(h)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year. For all periods presented, earnings (loss) available to common shareholders equals reported earnings (loss). Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the year. For all years presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(i)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments, property and equipment and mineral property interests, valuation of income tax assets and liabilities, determination of fair values assigned to the net assets acquired and liabilities assumed on acquisitions, determination of reclamation obligations and determination of fair values of stock options, warrants and financial instruments. Actual results could differ from those estimates.

(j)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reduce the asset to its estimated realizable amount.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(k)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the related asset. As at the end of reported period, the Company did not have any asset retirement obligations.

(l)	Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral property interests and plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(m)	Comprehensive Income

Comprehensive income is the change in the Company's shareholder equity that results from transactions and other events from other than the Company's shareholders and includes items that would not normally be included in net income (loss), such as unrealized gains or losses on available-for-sale investments. Certain gains and losses that would otherwise be recorded as part of net income are to be presented in other accumulated comprehensive income until it is considered appropriate to recognize into net income. Accumulated other comprehensive income is presented as a category in shareholders' equity. As at December 31, 2009 and 2008, the Company had no accumulated other comprehensive income and for the years ended December 31, 2009, 2008 and 2007, comprehensive loss equals net loss.

(n)	Financial Instruments

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

•	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss).

•	Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

The Company designated cash and cash equivalents as held for trading, amounts receivable from related parties as loans and receivables and accounts payable and accrued liabilities, amounts due to related parties and long term payable as other liabilities.

(o)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly adopted accounting standards

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

	(i)	Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the consolidated financial statements.

	(ii)	EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The CICA issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company in the current period.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(iii)	EIC 174 – Mining Exploration Costs

The CICA issued EIC-174, Mining Exploration Costs, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company's mineral property interests at December 31, 2009.

(iv)	Fair Value Hierarchy

During the year, CICA Handbook Section 3862, Financial Instruments – Disclosures, was amended to require enhanced disclosures about the relative reliability of the data, or "inputs", that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the "fair value hierarchy" according to the relative reliability of the inputs used to estimate the fair values. These disclosures are presented in note 10(b).

(v)	Amendments to CICA 3855

The CICA amended Handbook Section 3855, Financial Instruments – Recognition and Measurement, to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments were effective for fiscal years beginning on or after November 1, 2008. This amendment did not have a material impact on the Company's consolidated financial statements.

(b)	Future changes in accounting standards

	(i)	International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the adoption of IFRS will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company is in the process of identifying and quantifying the required adjustments.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(ii)	Business Combination, Consolidated Financial Statements and Non-Controlling Interests

The AcSB issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests which supersede current Section 1581, Business Combinations, and Section 1600 Consolidated Financial Statements. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted.

4.	INVESTMENTS

	December 31	December 31
	2009	2008
Investment in Gibraltar preferred shares (note 4(a))	$26,764,784	$26,764,784
Redeemable preferred shares of the Company (note 8(f))	(26,764,784)	(26,764,784)
Investment in net smelter returns royalty (note 4(b))	1	1
	$1	$1

(a)	Investment in Gibraltar preferred shares

During 2001, the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest at that time, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a public company which had, at that time, certain directors in common with Continental.

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with, at that time, common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$28,811,296
Land and equipment	8,488
Reclamation deposits	175,000
Cash consideration	(2,230,000)
Value attributable to Gibraltar preferred shares	$26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement are redeemable non-dividend-paying preferred shares, which generally are non-voting, except that the holders may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. The holders also vote as a class, pursuant to the provisions of the British Columbia Business Corporations Act (formerly, the Company Act), in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a consecutive 30 day period. On the occurrence of an HP Realization event, Gibraltar must redeem the Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. As at December 31, 2009, the conversion rate of the Taseko Share price for the purposes of an obligatory redemption based on an HP Realization Event was $5.64 (2008 – $5.39) and will increase by $0.25 per year each July 21st. If there is no HP Realization Event on or before October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property, net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

(b)	Investment in net smelter returns royalty

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd. (subsequently renamed Andean American Mining Corp.), a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd. pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty, to a maximum of $2 million, from revenues earned from the properties. The common shares of El Misti Gold Ltd. were sold in 1997. The investment in the net smelter returns royalty was assigned a nominal value of $1.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

5.	MINERAL PROPERTY INTERESTS

Xietongmen Property	December 31	December 31
	2009	2008
Acquisition of Highland Mining Inc.	$1,903,525	$1,903,525
Acquisition of Great China Mining Inc.	75,212,559	75,212,559
Future income tax on acquisition of Great China Mining Inc.	25,070,000	25,070,000
Acquisition of Surrounding Properties	8,546,225	8,546,225
Future income tax on acquisition of Surrounding Properties	1,595,000	1,595,000
Mining permit costs	–	625,000
Future income tax on mining permit costs	–	210,000
Balance, end of the year	$112,327,309	$113,162,309

The Xietongmen Property is located approximately 240 kilometers west of Lhasa, Tibet. It consists of the 13 square-kilometer Xiongcun exploration license, and the 109 square kilometer Laze exploration license which essentially surrounds the Xiongcun license.

From January 1, 2004 to December 31, 2006, the Company acquired a 100% interest in the Xietongmen copper-gold property ("Xietongmen Property") for cash, common share, and share purchase warrant consideration, in several stages totaling $112.3 million. The purchase was completed by way of an acquisition, on December 15, 2006, of Great China Mining Inc. ("GCMI"), a then-public company, and its subsidiary, Highland Mining Inc. ("Highland"), a British Virgin Islands company which in turn owns Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"). Tian Yuan is a "wholly foreign-owned enterprise" in China, which owns 100% of the Xietongmen Property.

Cash payments for the acquisition of the Surrounding Properties, totaling US$3.25 million ($3,761,225) were and are to be paid as follows: US$1.25 million ($1,446,625) was paid on December 15, 2006, the closing date of the acquisition, and of the remaining US$2 million, US$500,000 is due on each of the next four anniversaries of the closing. At December 31, 2009, the remaining US$ 500,000 ($525,500) is presented as a current liability.

Following the acquisition of GCMI, a former director of GCMI agreed to provide consulting services to materially assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property prior to March 31, 2010 (the "Permits Consulting Agreement"). Upon receipt of all necessary permits, the Company has agreed to issue 2,500,000 units consisting of one common share and one warrant, with each warrant exercisable at $1.59 for one year from the date of receipt of the mining permits.

At each reporting date during the life of the Permits Consulting Agreement, the fair value of these units was estimated using a Black Scholes option pricing model. At December 31, 2009, it was determined that it was not probable that the mining permits would be received by March 31, 2010. Consequently, at December 31, 2009, the fair value of these 2,500,000 units, prorated over the expected period of service, has been estimated at $nil (2008 – $625,000). Amounts previously charged to mineral property interests in respect of this Permits Consulting Agreement were reversed at December 31, 2009. An associated future income tax liability of $210,000 at December 31, 2008 has also been reversed.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

6.	EXPLORATION AND DEVELOPMENT EXPENSES

Exploration and development expenditures expensed during the years ended December 31:

Xietongmen Property, China	2009	2008	2007
Exploration Costs
Amortization	$139,738	$211,477	$262,950
Assays and analysis	40,905	130,827	592,171
Drilling	95,881	187,373	2,476,029
Engineering	1,783,733	6,246,291	5,307,365
Environmental	946,896	1,057,553	1,759,826
Equipment rentals and leases	28,579	31,666	309,875
Freight	13,918	42,149	57,168
Geological	656,213	2,373,842	914,527
Graphics	12,930	26,148	37,175
Property and finders' fees	10,310	12,591	17,136
Site activities	1,535,584	1,224,075	2,286,371
Socioeconomic	1,774,497	2,786,632	1,738,148
Transportation	728,951	646,429	411,614
Incurred during the year	7,768,135	14,977,053	16,170,355
Non-cash stock-based compensation	973,985	527,431	205,162
Total, including stock based compensation	$8,742,120	$15,504,484	$16,375,517

Xietongmen Property, China	2009	2008	2007
Accumulated exploration expenses, beginning of year	$61,483,098	$45,978,614	$29,603,097
Incurred during the year	8, 742,120	15,504,484	16,375,517
Accumulated exploration expenses, end of year	$70,225,218	$61,483,098	$45,978,614

Minimum exploration expenditures of 10,000 RMB per square kilometer are required (note 13(a)) annually.

7.	PROPERTY AND EQUIPMENT

December 31, 2009	Cost	Accumulated	Net book value
		amortization
Leasehold improvements	$117,692	$83,361	$34,331
Computers	229,278	206,531	22,747
Field equipment	197,021	194,789	2,232
Furniture	41,734	36,492	5,242
Vehicles	530,562	377,887	152,675
	$1,116,287	$899,060	$217,227

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

December 31, 2008	Cost	Accumulated	Net book value
		amortization
Leasehold improvements	$117,692	$52,770	$64,922
Computers	220,372	154,918	65,454
Field equipment	197,021	177,829	19,192
Furniture	41,734	27,497	14,237
Vehicles	530,562	271,780	258,782
	$1,107,381	$684,794	$422,587

8.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

At December 31, 2009, the Company's authorized share capital consisted of:

•	an unlimited number of common shares without par value; and

•	an unlimited number of non-voting, redeemable preferred shares without par value.

Pursuant to the Arrangement with Gibraltar and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable preferred shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company's obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company's net assets. The Company may not dispose of its Gibraltar preferred shares.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Issued and outstanding common share capital

	Number of
	common	Dollar
	shares	Amount
Balance, December 31, 2006	91,239,417	$107,421,628
Private placement, net of share issuance costs (i), (ii)	29,439,395	48,825,343
Share issued for interest on convertible promissory note (i)	89,229	156,274
Share purchase warrants exercised (ii)	8,000,000	18,000,000
Share purchase options exercised	285,000	356,200
Fair value of share options allocated to shares issued on exercise	–	285,094
Balance, December 31, 2007 and 2008	129,053,041	175,044,539
Private placement, net of share issuance costs (iii)	23,364,486	23,204,148
Share purchase options exercised	194,200	205,863
Fair value of share options allocated to shares issued on exercise	–	160,241
Balance, December 31, 2009	152,611,727	$198,614,791

Under agreements constituting part of the acquisition of GCMI (note 5), twelve former shareholders of GCMI, holding an aggregate of 14,136,711 common shares, agreed to have their shares of the Company placed into escrow. Under the terms of the agreements, 380,000 shares are to be released from escrow each month, commencing January 2007. As at December 31, 2009, a total of 456,711 (December 31, 2008 – 5,016,711) remained in escrow.

(i)

In February 2007, the Company completed a private placement of 19,439,395 units at a price of $1.65 per unit for gross proceeds of $32,075,000 ($30,825,343 net of issue costs). Each unit consisted of one common share and one common share purchase warrant exercisable to purchase an additional common share at a price of $1.80 until February 20, 2008. These warrants expired unexercised.

In connection with this financing, Taseko redeemed its convertible promissory note for $12,075,000 and participated in this private placement by acquiring 7,318,181 units for $12,075,000.

(ii)

On March 29, 2007, the Company completed a private placement of 10,000,000 units at a price of $1.80 per unit for gross proceeds of $18,000,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant was exercisable for 0.8 of a common share at $2.25 per share. These warrants were exercised in their entirety for net proceeds to the Company of $18,000,000.

(iii)	In October 2009, the Company completed a private placement of 23,364,486 shares at a price of $1.07 per share for gross proceeds of $25,000,000 ($23,204,148 net of issue costs).

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Warrants

The continuity of share purchase warrants is as follows:

Expiry date	Dec. 15, 2008	Feb. 14, 2009	Feb. 20, 2008	Dec. 29, 2007
Exercise price	$1.59	$1.59	$1.80	$2.25
	note 8(b)(i)	note 8(b)(i)	note 8(b)(ii)
Balance, Dec. 31, 2006	1,000,000	500,000
Issued	–	–	–	8,000,000
Exercised	–	–	–	(8,000,000)
Balance, Dec. 31, 2007	1,000,000	500,000	19,439,395	–
Expired	(1,000,000)	–	(19,439,395)	–
Balance, Dec. 31, 2008	–	500,000	–	–
Expired	–	(500,000)	–	–
Balance, Dec. 31, 2009	–	–	–	–

(d)	Share purchase option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and consultants.

The share option plan was approved by the Board and by the shareholders in June 2006. The share option plan (the "2006 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2006 Rolling Option Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

The continuity schedule of share purchase options, of which 8,297,833 were exercisable at December 31, 2009 (December 31, 2008 – 6,967,665), is as follows:

Share purchase options outstanding		Weighted
	Number of	average
	options	exercise price
Balance, December 31, 2006	5,189,107	$ 1.66
Granted	2,612,000	1.92
Exercised	(285,000)	1.25
Expired or cancelled	(961,500)	1.72
Balance, December 31, 2007	6,554,607	1.77
Granted	5,139,000	1.28
Expired or cancelled	(1,362,941)	1.45
Balance, December 31, 2008	10,330,666	1.57
Granted	4,160,100.	1.19
Exercised	(194,200)	1.06
Expired or cancelled	(1,699,966)	1.83
Balance, December 31, 2009	12,596,600	$ 1.42

The following table summarizes the Company's stock options outstanding at December 31, 2009:

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
September 30, 2010	$ 1.68	125,000	125,000
February 28, 2011	$ 1.61	2,800,000	2,800,000
February 28, 2011	$ 1.68	350,000	350,000
May 2, 2011	$ 1.32	3,891,600	2,569,767
October 1, 2011	$ 0.79	110,000	43,333
February 28, 2012	$ 2.01	1,200,000	1,200,000
July 28, 2012	$ 1.05	2,545,000	851,400
July 28, 2014	$ 1.05	975,000	325,000
November 4, 2012	$ 1.63	100,000	33,333
December 7, 2012	$ 2.10	500,000	–
Total		12,596,600	8,297,833
Weighted average option price		$ 1.42	$ 1.50

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

Using a Black-Scholes option pricing model with the assumptions noted below, the estimated fair values of all options granted during 2009, 2008 and 2007 have been reflected in the statement of operations as follows:

	2009	2008	2007
Exploration
Engineering	$508,519	$351,022	$102,586
Environmental, socioeconomic and other	178,288	46,776	6,318
Geological	287,178	129,633	96,258
Exploration total	973,985	527,431	205,162
Operations and administration	1,926,475	1,404,818	2,336,326
Total compensation cost recognized in operations and credited to contributed surplus	$2,900,460	$1,932,249	$2,541,488

The weighted average assumptions used to estimate the fair value of options granted were:

	2009	2008	2007
Risk-free interest rate	2.6%	2.7%	3.9%
Expected life	3.0 years	3.0 years	3.9 years
Vesting period	6 to 24 months	6 to 24 months	6 to 18 months
Expected volatility	70%	63%	60%
Expected dividend yield	nil	nil	nil
Weighted average fair value	$0.70	$0.36	$0.84

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Contributed surplus

Balance, December 31, 2006	$4,322,759
Non-cash stock-based compensation	2,541,488
Share purchase options exercised, credited to share capital	(285,094)
Conversion right, credited to contributed surplus upon extinguishment of the convertible promissory note (note 8(b)(i))	695,932
Change in estimated fair value of warrants issued to a director (note 5)	3,405,000
Balance, December 31, 2007	10,680,085
Non-cash stock-based compensation	1,932,249
Share purchase options exercised, credited to share capital	–
Change in estimated fair value of warrants issued to a director (note 5)	(3,095,000)
Balance, December 31, 2008	9,517,334
Non-cash stock-based compensation	2,900,460
Share purchase options exercised, credited to share capital	(160,241)
Change in estimated fair value of warrants issued to a director (note 5)	(625,000)
Balance, December 31, 2009	$11,632,553

(f)	Redeemable preferred shares

A total of 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement (note 4(a)). The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares. The Company will redeem its redeemable preferred shares for the number of Taseko Shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, pro-rata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the consolidated balance sheet of the Company.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31	December 31
Amounts due from related party	2009	2008
Hunter Dickinson Services Inc. (b)	$258,132	$556,426
Qi Deng (i)	26,581	–
	$284,713	$556,426

	December 31	December 31
Amounts due to related parties	2009	2008
Hunter Dickinson Services Inc. (b)	$142,820	$–
Tibet Bojing, Beijing Honglu, Wang Zhi (e)	–	148,774
C.E.C. Engineering Ltd. (f)	100,000	15,366
Jack Yang, Sundecin Enterprises Inc. (g)	146,558	30,089
Dickson Hall & Associates Ltd. (h)	138,972	6,491
Qi Deng (i)	26,581	–
Gerald Panneton	–	2,264
	$554,931	$202,984

	Years ended December 31
Transactions:	2009	2008	2007
Hunter Dickinson Services Inc. – reimbursement for third party expenses and services rendered (a)	$350,477	$825,208	$647,548
Hunter Dickinson Services Inc. – time billings (a)	2,824,383	2,578,852	2,105,766
Hunter Dickinson Services Inc. – interest (c) & (d)	–	–	55,126
Tibet Bojing (e)	–	291,226	227,614
Beijing Honglu (e)	–	238,080	461,450
C.E.C. Engineering (f)	495,933	406,510	169,762
Sundecin Enterprises Inc. (g)	249,064	118,014	147,753
Dickson Hall & Associates Ltd. (h)	406,280	270,560	271,336
Qi Deng (i)	218,530	237,448	279,956
Dong Ouyang (j)	119,003	53,716	–
Loan repayment to companies associated with a director of the Company (k)	528,950	1,113,500	–

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which, at December 31, 2009, was Continental. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. Third party costs incurred by HDSI on behalf of the Company are charged to the Company at cost, and are included in the HDSI transaction amounts. Transactions with HDSI are reflected in the Company's general and administration expenses and are measured at the exchange amount based on the agreement.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(b)

Balances receivable from, or payable to, HDSI, other than the loans referred to in notes (c) and (d) below, were non-interest bearing and due on demand, with no specific terms of repayment. They represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDSI.

(c)

On November 29, 2006, the Company signed a loan agreement with HDSI pursuant to which the Company borrowed $1,500,000 from HDSI, maturing on February 27, 2007, on an unsecured basis. The loan bore interest at 8% per annum.

The Company repaid the loan on March 2, 2007 and paid $30,575 in interest.

(d)

On January 18, 2007, the Company signed another loan agreement with HDSI pursuant to which the Company borrowed US$2,500,000 from HDSI, maturing on April 18, 2007, on an unsecured basis. The loan bore interest at 8% per annum.

The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

(e)

During the year ended December 31, 2009, the Company paid $nil (2008 – $291,226; 2007 – $227,614) and $nil (2008 – $238,080; 2007 – $461,450) to Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing Honglu") respectively, two companies controlled by a director of the Company, for consulting services.

(f)

During the year ended December 31, 2009, the Company paid $495,933 (2008 – $406,510; 2007 – $169,762) to C.E.C. Engineering Ltd. ("CEC"), a company controlled by a director of the Company, for engineering services. Amounts due to CEC are non- interest-bearing and are typically due within 30 days of presentation of invoice.

(g)

During the year ended December 31, 2009, the Company paid $139,064 (2008 – $118,014; 2007 – $147,753) to Sundecin Enterprises Inc. ("Sundecin"), a company controlled by a director of the Company, for consulting services. A further amount of $110,000 (2008 – $nil) paid to Sundecin has been charged to share issuance costs. Amounts due to Sundecin are non-interest-bearing and are typically due within 30 days of presentation of invoice.

(h)

During the year ended December 31, 2009, the Company paid $296,280 (2008 – $270,560; 2007 – $271,336) to Dickson Hall & Associates ("DHA"), a company controlled by an officer of the Company, for consulting services. A further amount of $110,000 (2008 – $nil) paid to DHA has been charged to share issuance costs. Amounts due to DHA are non-interest-bearing and are typically due within 30 days of presentation of invoice.

(i)

During the year ended December 31, 2009, the Company paid $218,530 (2008 – $237,448; 2007 – $279,956) to Qi Deng, a director of Tian Yuan, the Company's main Tibetan subsidiary, for consulting and project management services.

(j)

During the year ended December 31, 2009, the Company paid $119,003 (2008 – $53,716; 2007 – nil) to Dong Ouyang, who, in September 2008, became a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

(k)	In December 2006, the Company acquired certain mineral properties (the "Surrounding Properties") from companies associated with Mr Zhi Wang, a director (note 5).

Cash payments for the acquisition of these three mineral property interests, totaling US$3.25 million ($3,761,225) were and are to be paid as follows: US$1.25 million ($1,446,625) was paid on December 15, 2006, the closing date of the acquisition, and US$500,000 is due on each of the next four anniversaries of the closing, which has been recorded as a liability. The payments which were scheduled to be paid on December 15, 2007, 2008, and 2009 have all been made. As of December 31, 2009, the remaining balance was US$500,000 and is classified as a current liability (note 5).

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

10.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders' equity, as well as its cash and equivalents, and term loan as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt. As at December 31, 2009, the Company is not subject to any externally-imposed capital requirements.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are approved by the Board of Directors.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended December 31, 2009.

(b)	Carrying amounts and fair value of financial instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair values of the Company's investment in Gibraltar's tracking preferred shares and the offsetting redeemable preferred shares of the Company (note 4) are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair value of amounts due from related parties because of the related party nature of such amounts and the absence of a secondary market for such instrument.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

Aside from the financial instruments mentioned above, the following table illustrates the classification of the Company's financial instruments recorded at fair value within the fair value hierarchy as at December 31, 2009:

Financial assets at fair value			December 31	December 31,
	Level 1	Level 2	2009	2008
Cash and equivalents	$23,769,000	$–	$23,769,000	$15,264,000
Total financial assets at fair value	$23,769,000	$–	$23,769,000	$15,264,000

As at December 31, 2009 and December 31, 2008, there were no financial liabilities being measured at fair value.

The carrying values of amounts receivable and accounts payable and accrued liabilities approximate their fair value to their short term nature.

(c)	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes. The types of risk exposure and the way in which such exposure is managed is provided as follows:

(i) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in Government of Canada treasury bills, and cash with major financial institutions. Substantially all the Company's cash in Canada is held with one major financial institution and its subsidiaries. Amounts receivable consist mainly of value-added taxes recoverable. Amounts due from related parties are receivable from a related party with low credit risk. The Company does not have any financial assets that are invested in asset backed commercial paper.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company's holdings of cash and cash equivalents. The Company's cash and equivalents are invested in business accounts and treasury bills, which are immediately available on demand for the Company's use.

For cash held in China, the repatriation of this cash in foreign currency is permitted upon the routine approval of the State Administration for Foreign Exchange, and other relevant government authorities, under certain circumstances, of the PRC. The Company's subsidiary in the PRC is required to obtain routine tax clearances from the authorities to remit services fees and royalties for large amounts.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

The following are the contractual maturities of financial liabilities:

	Accounts
	payable and	Amounts due
	accrued	to related	Long-term
December 31, 2009	liabilities	parties	payable
2010	$3,499,834	$554,931	$525,500
Total contractual cash flow	$3,499,834	$554,931	$525,500

	Accounts
	payable and	Amounts due
	accrued	to related	Long-term
December 31, 2008	liabilities	parties	payable
2009	$5,950,065	$202,984	$609,000
2010	–	–	609,000
Total contractual cash flow	$5,950,065	$202,984	$1,218,000

(iii)	Market risks

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

Foreign exchange risk

The Company typically holds a significant portion of its cash in Canadian dollars ("CAD") and reports the results of its operations in Canadian dollars. A significant portion of the Company's administrative operations are in Canada.

While the Company incurs some of its exploration and development expenditures in Canadian dollars, a significant portion is incurred in Chinese renminbi ("RMB"), and consequently are subject to exchange rate risk.

The Company's liabilities are typically denominated in Canadian dollars and RMB and the Company has no material commitments in other currencies. However, at December 31, 2009, the Company had a US$500,000 liability as a result of the acquisition of the surrounding properties, payable in US dollars, at a rate of US$500,000 per year (note 5).

The Company is exposed to exchange rate sensitivity, to the extent that the Canadian dollar fluctuates with the US dollar ("USD") and the RMB. The Company currently does not engage in foreign currency hedging.

The exposure of the Company's financial assets and financial liabilities to foreign exchange risk is as follows:

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

	December 31	December 31
The amounts are expressed in CAD equivalents	2009	2008
United States dollars	$548,564	$2,503,909
Chinese renminbi	179,019	764,971
Total financial assets	$727,582	$3,268,880

United States dollars	$545,103	$1,651,880
Chinese renminbi	3,009,510	4,770,324
Total financial liabilities	$3,554,613	$6,422,204

The following significant exchange rates were applied during the year:

	2009	2008	2007
United States dollars per Canadian dollar
Closing rate at December 31	1.0510	1.2180	1.0088
Average rate during the year	1.1415	1.0660	0.9304

Chinese renminbi per Canadian dollar
Closing rate at December 31	6.52	5.57	7.39
Average rate during the year	5.98	6.51	7.08

For the fiscal year ended December 31, 2009, with all other variables held constant, a 1% strengthening (weakening) of the Chinese renminbi against the Canadian dollar would have increased (decreased) net loss by approximately $347,000. A 1% strengthening (weakening) of the United States dollar against the Canadian dollar would have increased (decreased) net income by approximately $4,500.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

Other than the US$500,000 non-interest bearing debt related to the acquisition of the surrounding properties (note 5) and routine accounts payable, the Company has no debt.

Commodity price risk

While the value of Continental's resource properties relate to the price of copper and gold metals and their outlook, Continental currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

Copper and gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

11.	INCOME TAXES

As at December 31, 2009 and 2008, the estimated tax effect of the significant components within the Company's future tax assets (liabilities) were as follows:

	December 31	December 31
	2009	2008
Resource pools and loss carry forwards	$17,194,000	$16,133,000
Equipment	204,000	189,000
Other	587,000	394,000
Subtotal	17,985,000	16,716,000
Valuation allowance	(17,985,000)	(16,716,000)
Future income tax assets	–	–
Mineral properties	(27,670,000)	(32,638,000)
Net future income tax assets (liability)	$(27,670,000)	$(32,638,000)

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2009 – 30.0%; 2008 – 31.0%; 2007 – 34.1%) for the following reasons:

		Years ended
	December 31	December 31	December 31
	2009	2008	2007
Income tax at statutory rates	$(3,357,000)	$(9,472,000)	$(7,314,000)
Difference in foreign tax rates	725,000	1,103,000	2,098,000
Change in valuation allowance	1,269,000	6,250,000	2,117,000
Permanent differences	853,000	636,000	1,007,000
Other non-deductible items	114,000	1,494,000	1,354,000
Change due to foreign exchange differences	251,000	(33,000)	757,000
Loss expired	104,000	13,000	–
Other	41,000	9,000	(19,000)
	$–	$–	$–

For the years ended December 31, 2009 and 2008, the difference between the Company's actual tax recovery of nil and the expected recovery calculated by applying statutory rates to the loss for the year are due primarily to non-capital loss carry-forwards for which no benefit has been recognized and stock based compensation which is not deductible for tax purposes.

At December 31, 2009, the Company's tax attributes included Canadian resource pools totaling approximately $0.3 million (2008 – $0.3 million), which are available indefinitely to offset future taxable income, and financing costs totaling approximately $2.2 million (2008 – $1.3 million). Additionally, Canadian capital and non-capital losses carried forward of approximately $19.3 million (2008 – $16.8 million) expire in periods ranging from 1 to 20 years. At December 31, 2009, the Company had resource pools and losses carried forward in Canada and the PRC totaling $56.1 million (2008 – $53.8 million). The Company's tax losses in the PRC expire in various periods ranging from 2010 to 2015.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

12.	SEGMENT DISCLOSURES

The Company considers itself to operate in a single reportable operating segment, being exploration and development of mineral properties. Geographic segment disclosures are as follows:

	For the years ended December 31
	2009	2008	2007
Loss (earnings) for the year
Canada	$3,963,930	$12,735,802	$6,983,885
Cayman Islands	53,175	(78,088)	35,080
China	7,171,473	17,895,863	14,416,490
Total	$11,188,578	$30,553,577	$21,435,455

	As at December 31
	2009	2008
Current assets
Canada	$24,254,303	$13,371,223

Cayman Islands	53,639	794,774
China	184,832	2,548,097
Total	$24,492,774	$16,714,094

Property and equipment
Canada	$733	$4,993
China	216,494	417,594
Total	$217,227	$422,587

Mineral property interests
Canada	$–	$–
China	112,327,309	113,162,309
Total	$112,327,309	$113,162,309

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

13.	COMMITMENTS

(a)	Exploration expenditures

The Company is required to incur minimum exploration expenditures of $1,534 (10,000 RMB) per square kilometer (an aggregate of approximately $188,000) per year to maintain its exploration permit for the Xietongmen property in good standing.

(b)	Rent and office space

During the year ended December 31, 2008, the Company signed a lease agreement for office space in Beijing, with a two-year lease term ending June 30, 2010. The Company is committed to paying base rent and property management fees totaling approximately $112,300 in 2010.

14.	SUBSEQUENT EVENTS

(a)	Sale of interest in HDSI

Subsequent to December 31, 2009, the Company sold its interest in HDSI for consideration of $1 (note 9(a)).

(b)	Permits Consulting Agreement

Subsequent to December 31, 2009, the terms of the Permits Consulting Agreement (note 5) had not been fulfilled as of March 31, 2010. No units were issued to Mr. Zhi Wang pursuant to this agreement.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

Had the Company followed US GAAP, certain items on the consolidated statements of operations and deficit, and balance sheets would have been reported as follows:

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
Consolidated Statements of Operations	2009	2008	2007
Loss for the year under Canadian GAAP	$11,188,578	$30,553,577	$21,435,455
Loss on extinguishment of promissory note (c)	–	–	100,000
Stock based compensation expense (d)	(366,630)	(270,897)	(249,320)
Comprehensive loss and comprehensive loss for the year under US GAAP	$10,821,948	$30,282,680	$21,286,135

Basic and diluted loss per share for the year under US GAAP	$(0.08)	$(0.23)	$(0.18)

	As at	As at
	December 31	December 31
Consolidated Balance Sheets	2009	2008
Total assets under Canadian GAAP	$137,037,311	$130,298,991
Value of investment in Gibraltar shares (a)	13,513,886	13,513,886
Total assets under US GAAP	$150,551,197	$143,812,877

Total liabilities under Canadian GAAP	$32,250,476	$40,009,049
Value of redeemable preferred shares (a)	13,513,886	13,513,886
Total liabilities under US GAAP	$45,764,362	$53,522,935

Total shareholders' equity under Canadian GAAP	$104,786,835	$90,289,942
Share capital (a) and (b)	20,379,837	20,379,837
Contributed surplus (b)	342,309	342,309
Contributed surplus – conversion right (c)	(695,932)	(695,932)
Contributed surplus – stock-based compensation (d)	(366,630)	(270,897)
Accumulated deficit (a), (b), (c) and (d)	(19,659,584)	(19,755,317)
Total shareholders' equity under US GAAP	$104,786,835	$90,289,942

There are no material differences between Canadian GAAP and US GAAP in the consolidated statement of cash flows for the years ended December 31, 2009, 2008 and 2007.

A description of US GAAP and the rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material differences from Canadian GAAP follows:

(a)

US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for both Canadian GAAP and US GAAP purposes. However, the Company previously capitalized $13,250,898 in exploration costs related to its Harmony Gold Property for Canadian GAAP purposes that would have been expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the Gibraltar Preferred shares and redeemable preferred shares of the Company on the sale of the Harmony Gold Property (note 4(a)).

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

In addition, US GAAP does not permit the offset of a financial asset and financial liability when more than two parties have an interest in the financial asset and liability, which is permitted under Canadian GAAP (note 8(f)). As such, the Gibraltar preferred shares and the redeemable preferred shares of the Company would be presented on the balance sheet at their gross value of $26,764,784 as a financial asset and a financial liability respectively under US GAAP.

(b)

US GAAP does not permit accumulated deficit to be offset against share capital and contributed surplus after a special resolution of shareholders approving such an offset, which is permitted under Canadian GAAP. Accordingly, for US GAAP purposes, share capital would be increased by $7,128,939, contributed surplus would be increased by $342,309 and the accumulated deficit would be increased by $7,471,248 for December 31, 2009 and 2008.

(c)

During 2006, the Company issued an $11,500,000 convertible promissory note ("the Note") which was subsequently settled in early 2007 (note 8(a)(i)). Under Canadian GAAP, the Note was bifurcated between its equity component related to the conversion feature and its debt component. At January 1, 2007 upon adoption of CICA Section 3855, Financial Instruments – Recognition and Measurement, the Company designated the debt component of the Note as held for trading for Canadian GAAP purposes and its carrying value was adjusted to $11,600,000 with a charge to opening deficit of $565,634.

Under US GAAP, the entire Note was classified as debt, therefore the $695,932 conversion feature included in contributed surplus is reversed for US GAAP purposes. This adjustment is offset by a corresponding decrease in accumulated deficit, representing accretion under Canadian GAAP of $230,298 and the $565,634 adjustment at January 1, 2007, offset by the additional $100,000 in loss on extinguishment of the Note for US GAAP purposes.

(d)

Consistent with Canadian GAAP, US GAAP requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, US GAAP requires the Company to estimate future forfeitures. For Canadian GAAP purposes, the Company accounts for forfeitures as they occur.

Based on the Company's estimated future forfeiture rates of stock options, the expense recognized for US GAAP purposes is $366,630 less (2008 - $270,897, 2007 - $249,320) than the amount recorded for Canadian GAAP purposes.

(e)	Impact of recently adopted United States accounting pronouncements

(i)

On July 1, 2009, the Financial Accounting Standards Board's ("FASB") codification of US GAAP was launched as the sole source of authoritative non- governmental US GAAP. The Accounting Standards Codification is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards.

(ii)

In December 2007, FASB amended the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired.

CONTINENTAL MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

The new standard expanded the definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at fair value as an intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. The new standard also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This new standard is effective for the Company's 2009 fiscal year. Upon adoption, the new standard did not have a material effect on the Company's consolidated financial statements since the Company did not have any business combinations during the fiscal year ended December 31, 2009.

(iii)

In June 2008, the FASB provided guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the equity-linked financial instrument (or embedded feature) should be accounted for as a derivative instrument separated from the host contract. This new standard is effective for the Company's 2009 fiscal year. The new standard did not have a material effect on the Company's consolidated financial statements since the Company did not have such financial instruments during the fiscal year ended December 31, 2009.

(f)	United States accounting pronouncements to be adopted

(i)	Measuring Fair Value of Liabilities

In August 2009, FASB issued a new standard related to measuring fair values of liabilities, which is effective prospectively in the Company's 2010 fiscal year, with early adoption permitted. The new standard requires that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. It provides further clarification that the fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity's own credit risk. The Company is currently reviewing the provisions of this standard but does not expect the adoption to have a material effect on its consolidated results of operations, cash flows or financial position.